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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                                Dreams, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                         Common Stock, No par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 261983100
                     ----------------------------------
                              (CUSIP Number)

                              October 12, 2000
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /X/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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ITEM 1.

    (a)   Name of Issuer
          Dreams, Inc.
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    (b)   Address of Issuer's Principal Executive Offices
          5009 Hiatus Road, Sunrise, Fla. 33351
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ITEM 2.

    (a)   Name of Person Filing
          DI Partnership; Owen Randall Rissman, Roger Shiffman; January Associates; and Rissman Family 1997 Trust
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    (b)   Address of Principal Business Office or, if none, Residence
          All filers c/o Robert Dunn Glick, 180 N. La Salle St., Suite 2700, Chicago, Illinois 60601
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    (c)   Citizenship
          USA for All filers and (DI Partnership organized in Illinois) (January Associates organized in Illinois) (Rissman Family 1997 Trust has its situs in Illinois).
          ---------------------------------------------------------------------
    (d)   Title of Class of Securities
          Common Stock, no par value
          ---------------------------------------------------------------------
    (e)   CUSIP Number
          261983100
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ITEM 3.  IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR
         240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

    (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) / / An investment adviser in accordance with section
            240.13d-1(b)(1)(ii)(E).

    (f) / / An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

    (g) / / A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

    (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

    (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

    (j) / / Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

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CUSIP No. 261983100
          ---------

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 (1) Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     DI Partnership; Owen Randall Rissman; Roger Shiffman; Rissman Family 1997 Trust; and January Associates
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 (2) Check the Appropriate Box if a Member   (a)  / /         See Note to
     of a Group (See Instructions)           (b)  / /            Item 8
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 (3) SEC Use Only

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 (4) Citizenship or Place of Organization
     USA for All filers (DI Partnership organized in Illinois) (January Associates organized in Illinois) (Rissman Family 1997 Trust has its situs in Illinois).
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 Number of Shares             (5) Sole Voting Power
 Beneficially
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting Power
 Person With:                       6,100,000
                             --------------------------------------------------
                              (7) Sole Dispositive Power

                             --------------------------------------------------
                              (8) Shared Dispositive Power
                                    6,100,000
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 (9) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    6,100,000
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(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)        / /
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(11) Percent of Class Represented by Amount in Row (9)
                                    15.19%
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(12) Type of Reporting Person (See Instructions)
     DI Partnership (PN);
     Owen Randall Rissman (IN);
     Roger Shiffman (IN);
     Rissman Family 1997 Trust (OO);
     January Associates (PN)
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ITEM 4.  OWNERSHIP

    Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a) Amount beneficially owned:
          6,100,000 shares of Common Stock, no par value
    ---------------------------------------------------------------------------

    (b) Percent of class:
          15.19%
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    (c) Number of shares as to which the person has:

          (i) Sole power to vote or to direct the vote

              -----------------------------------------------------------------
         (ii) Shared power to vote or to direct the vote
                   6,100,000
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        (iii) Sole power to dispose or to direct the disposition of

              -----------------------------------------------------------------
         (iv) Shared power to dispose or to direct the disposition of
                   6,100,000
              -----------------------------------------------------------------

    Note: Although DI Partnership, an Illinois general partnership technically has sole power to vote the shares & dispose of the shares, the several partners of DI Partnership, who are January Associates, Risswan Family 1997 Trust, Owen Randall Risswan & Roger Shiffman, share the power to vote the shares & dispose of the shares under the Partnership Agreement of DI Partnership.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY



ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

    NOTE: This document is filed jointly by DI Partnership, an Illinois general partnership, & the several partners of DI Partnership, who are January Associates, Risswan Family 1997 Partnership, Owen Randall Risswan & Roger Shiffman. Although joint filed because they share the beneficial interest in the same shares, DI Partnership & its general partners do not operate a group for purposes of filing this document.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

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ITEM 10. CERTIFICATION

    (b) The following certification shall be included if the statement is filed pursuant to section 240.13d-1(c):

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 23, 2000
                                       ----------------------------------------
                                                         Date

                                       DI Partnership
/s/ Owen Randall Rissman           By: /s/ Robert Dunn Glick
------------------------------         ----------------------------------------
Owen Randall Rissman

/s/ Roger Shiffman
------------------------------
Roger Shiffman                         Robert Dunn Glick, as
                                       General Partner of January Associates,
                                       a General Partner of DI Partnership

                                       January Associates

                                   By: /s/ Robert Dunn Glick
                                       ----------------------------------------
                                       Robert Dunn Glick,
                                       General Partner

                                       Rissman Family 1997 Trust

                                   By: /s/ Robert Dunn Glick
                                       ----------------------------------------
                                       Robert Dunn Glick,
                                          Trustee

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                               EXHIBIT INDEX

Exhibit
  No.           Description

   1            Joint Filing Agreement

   2            Powers of Attorney